SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017 - 3954

(212) 455 - 2000

FACSIMILE (212) 455 - 2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

December 21, 2020

VIA EDGAR

Re: TaskUs, Inc. Draft Registration Statement on Form S-1 Submitted November 6, 2020 (the “Registration Statement”) CIK No. 0001829864

Ms. Jan Woo

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Woo:

On behalf of TaskUs, Inc. (formerly known as TU TopCo, Inc.) (the “Registrant”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, marked to show changes from the Registration Statement confidentially submitted on November 6, 2020. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes. In accordance with Section 71003 of the FAST Act, the Registrant is omitting interim financial information for the nine month period ended September 30, 2020. The Registrant will amend the Registration Statement to include all financial statements required by Regulation S-X at the date of such amendment prior to requesting effectiveness of the Registration Statement.

Securities and Exchange Commission	2	December 21, 2020

In addition, we are providing the following responses to your comment letter, dated December 3, 2020, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Registrant.

Form S-1 DRS filed November 6, 2020

Summary

Growth Strategy, page 7

1.

We note your disclosure that revenue from TaskUs clients who generated $500,000 or more in revenue grew by 171% from 2017 through 2019. To provide appropriate context, please disclose the number of clients that generated $500,000 or more in revenue each year and clarify the percentage of total revenue represented by those clients.

The Registrant has revised page 107 to include the number of clients that generated $500,000 or more in revenue and the percentage of total revenue represented by those clients in each of 2017, 2018 and 2019.

Our Clients, page 13

2.

Please disclose the criteria that you used to select and prominently highlight Zoom, Uber, Oscar, Coinbase and Netflix as customers in the prospectus summary. To the extent material, disclose the percentage of revenue generated by these five companies.

The Registrant has revised pages 2 and 106 to disclose that Zoom, Uber, Oscar, Coinbase and Netflix are representative clients in different verticals who turned to the Registrant when they faced logistical challenges during their own rapid growth cycles. In addition, each of these five representative clients granted the Registrant permission to include additional details regarding the Registrant’s relationship with them or be named in the Registration Statement, which certain other clients declined due to confidentiality and other concerns. The Registrant respectfully advises the Staff than none of the five clients highlighted represented more than 10% of the Registrant’s service revenue in 2019 or 2018, and accordingly the Registrant does not believe that the percentage of revenue generated by any of these five clients is material to investors.

Securities and Exchange Commission	3	December 21, 2020

3.

Please disclose that your largest client, Facebook, generated 35% and 23% of your service revenue in 2019 and 2018, respectively, and that DoorDash generated 11% of total revenue in 2019. Discuss the material terms of your agreements with Facebook and DoorDash in the business section, such as the term of the agreements, termination provisions and any minimum volume requirements.

The Registrant has revised pages 13 and 126 to disclose the revenue Facebook generated in 2019 and 2018 and DoorDash generated in 2019, in each case as a percentage of total revenue. In addition, The Registrant has revised pages 126 and 127 to add a discussion of material terms of its agreements with each of Facebook and DoorDash.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends and Factors Affecting our Performance, page 82

4.

We note that your ACV signings from new clients decreased from $146.1 million in 2018 to $86.3 million in 2019. Please discuss the underlying factors and material business drivers that led to the decrease in ACV signings.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 83 to include discussion of the underlying factors and material business drivers that led to fluctuations in ACV signings for the periods presented.

COVID-19

Cash and Cost Management, page 85

5.

Please expand the discussion to quantify the impact on cash management of CARES Act provisions for NOL carryovers and carrybacks and the deferral of employer taxes. Please also expand the discussion of cost management to quantify the costs associated with the transformations of your operations in response to the pandemic and quantify the amount of accounts receivables written-off, if material.

In response to the Staff’s comment, the Registrant has revised page 85 to expand the disclosure to include the quantification of the impact of the CARES Act provisions, costs associated with the transformations of its operations and accounts receivable write offs. The Registrant respectfully advises the Staff that amounts for the year ended December 31, 2020 will be populated in a future amendment.

Securities and Exchange Commission	4	December 21, 2020

Critical Accounting Policies and Estimates

Share-Based Compensation, page 101

6.

We note on page F-25 that you granted 616,714 stock options in 2019 and that you did not issue any other shares of common stock in 2019. Please expand MD&A to include a more detailed analysis of the fair value of your stock at the grant date compared to the IPO price, addressing assumptions and methodology in detail.

In response to the Staff’s comment, the Registrant has expanded disclosure on pages 101 and 102 of MD&A to include information on the key assumptions and methodologies used in determining the fair value of the common stock at each grant date. The table below summarizes the stock option awards granted by the Registrant under its equity incentive plan since the Blackstone Acquisition and the fair value of common stock and fair value of stock options as determined for purposes of Accounting Standards Codification, Topic 718, Compensation—Stock Compensation (“ASC 718”) at each date:

Grant date	Number of stock options granted	Strike price		Fair value of common stock	Fair value of stock options at grant date
4/16/19	292,522	$43.50	(1)	$43.50	$2.90
5/17/19	58,296	$43.50	(1)	$43.50	$2.90
7/18/19	51,126	$43.50	(1)	$43.50	$2.90
12/10/19	101,550	$43.50		$44.00	$5.50
12/10/19	113,220	$45.00		$44.00	$5.40
3/9/2020	102,067	$45.00		$44.00	$5.40
6/3/2020	100,938	$45.00		$44.00	$5.40
10/27/2020	185,792	$125.00		$120.06	$28.70

(1)

The strike price for the April 16, 2019, May 17, 2019, and July 18, 2019 grant dates was subsequently adjusted from their original issue strike price of $43.50 to $28.80 to account for the cash distribution made to stockholders of the Registrant on October 2, 2019.

Securities and Exchange Commission	5	December 21, 2020

The Registrant respectfully advises the Staff that independent valuations were obtained for purposes of determining the fair value of the awards granted pursuant to ASC 718. Independent valuations were performed as of April 16, 2019, December 10, 2019 and September 30, 2020. The Registrant’s key assumptions and methodologies for each of the valuation dates has been detailed under the headers below. Once an IPO price range is available, the Registrant will provide the Staff with a reconciliation to the fair value of the common stock as detailed above.

Valuation as of April 16, 2019

The Registrant used the fair value of the Registrant’s shares of common stock as imputed from the Blackstone Acquisition on October 1, 2018 for its estimate of the grant date fair value on April 16, 2019. The Registrant determined that there had been no significant or material changes to its operations or economic trends since the Blackstone Acquisition such that management determined this continued to be their best estimate of fair value of the common stock. The Registrant then obtained an independent valuation to assist in estimating the value of its option awards. The key assumptions in determining the fair value of the options include:

Dividend yield (%)	0.0%
Expected volatility (%)	29.0%
Risk-free interest rate (%)	2.4%
Expected time to liquidity (years)	5

The fair value of the common stock imputed from the Blackstone Acquisition and the fair value of the options as of the April 16, 2019 valuation date were applied to grants on April 16, 2019, as well as subsequent grants on May 17, 2019 and July 18, 2019, as this continued to be management’s best estimate of fair value through such grant dates.

Securities and Exchange Commission	6	December [18], 2020

Valuation as of December 10, 2019

The Registrant obtained independent valuations to assist in estimating the value of our common stock and option awards as of December 10, 2019. The Registrant determined the equity value of its business using income and market approaches based on the expectation that the Registrant would continue to operate as a private company. The concluded value of the common stock as of December 10, 2019 was $44.00 per share, a change of $0.50 per share from April 16, 2019. The key assumptions in determining the fair value of the common shares and the options include:

Dividend yield (%)	0.0%
Expected volatility (%)	35.0%
Risk-free interest rate (%)	1.7%
Expected time to liquidity (years)	5
Discount for lack of marketability (%)	20.0%

In addition to grants on December 10, 2019, the fair value of the common stock and the fair value of the options as of the December 10, 2019 valuation date were applied to grants on March 9, 2020 and June 3, 2020, as this continued to be management’s best estimate of fair value through such grant dates.

Valuation as of September 30, 2020

The Registrant obtained an independent valuation to assist in estimating the value of its common stock and option awards as of September 30, 2020. The Registrant determined the equity value of its business using the probability-weighted expected return method (“PWERM”) approach, which assigns probabilities to different exit scenarios. The PWERM was determined to be an appropriate valuation methodology as of September 30, 2020 because the Registrant revised its expectations about the possibility of a near term exit, as the Registrant had recently engaged underwriters for a potential IPO within the next 12 months. The procedures performed as of September 30, 2020 incorporated three probability weighted scenarios of potential liquidity events which, in addition to IPO, also contemplated a potential acquisition of the Registrant and the continued operation as a private company with a deferred exit. The three events, at different expected dates, drove the range of assumptions shown in the table below. The expectations for a near term exit were the primary driver of the increase in value of the common shares to $120.06 per share as of September 20, 2020, as compared to $44.00 per share as of December 10, 2019. The key assumptions in determining the fair value of the common shares and options under each exit scenario include:

	Deferred exit scenario	IPO scenario	Sale scenario
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	35.0%	35.0%	35.0%
Risk-free interest rate (%)	0.25%	0.1%	0.1%
Expected time to liquidity (years)	4.5	.5	.5
Discount for lack of marketability (%)	16.0%	8.0%	8.0%

The fair value of the common stock and the fair value of the options as of September 30, 2020 were applied to grants on October 27, 2020.

Securities and Exchange Commission	7	December [18], 2020

Executive and Director Compensation

Summary Compensation Table, page 138

7.

Please revise the table to include any shares credited as TopCo phantom shares under a deferred compensation plan that will be issued as actual shares upon termination of employment. Also revise to include the awards of phantom shares denominated in shares that have been made but no shares will be issued until the performance targets are met. Refer to Question 106.03 of C&DI for Regulation S-K last updated September 21, 2020 for guidance.

The Registrant respectfully submits that Regulation S-K C&DI Question 106.03 relates to the disclosure required in the “Equity Compensation Plan Information” table required by Item 201(d) of Regulation S-K, rather than disclosure required in the Summary Compensation Table by Item 402(n) of Regulation S-K for a registrant that qualifies as an emerging growth company. Moreover, the Registrant respectfully informs the Staff that no awards of TaskUs, Inc. (“TaskUs” and formerly TU TopCo, Inc.) phantom shares were granted to the named executive officers during the period covered in the Summary Compensation Table nor, to the extent that vested TaskUs phantom shares could be considered non-qualified deferred compensation, were there any above-market or preferential earnings on such phantom shares that would be required to be reported by Item 402(n)(2)(viii). Finally, the Registrant respectfully submits that, to the extent that vested TaskUs phantom shares could be considered non-qualified deferred compensation, as an emerging growth company, the Registrant is not required to include the disclosure required by Item 402(i) of Regulation S-K.

Securities and Exchange Commission	8	December 21, 2020

8.

Please provide the executive compensation disclosure for the year ended December 31, 2019 which is the company’s last completed fiscal year. See Item 402 of Regulation S-K and Instructions to Item 402(c).

The Registrant respectfully requests that since the Registration Statement is a draft registration statement submitted for nonpublic review under the confidential submission process and the Registrant does not intend to publicly file its registration statement on Form S-1 until 2021, the Registrant should be permitted to only include the executive compensation disclosure for the year ended December 31, 2020, which will be the Registrant’s last completed fiscal year at the time of the first public filing and would be the only information required under Item 402 of Regulation S-K for an initial filing made in 2021. In addition, the Registrant respectfully refers the Staff to Instruction II.C. to Form S-1, which provides:

C. A registration statement filed (or submitted for confidential review) under Section 6 of the Securities Act (15 U.S.C. 77f) by an emerging growth company, defined in Section 2(a)(19) of the Securities Act (15 U.S.C. 77b(a)(19)), prior to an initial public offering may omit financial information for historical periods otherwise required by Regulation S-X (17 CFR Part 210) as of the time of filing (or confidential submission) of the registration statement, provided that:

1. The omitted financial information relates to a historical period that the registrant reasonably believes will not be required to be included in this Form at the time of the contemplated offering; and

2. Prior to the registrant distributing a preliminary prospectus to investors, the registration statement is amended to include all financial information required by Regulation S-X at the date of the amendment.

Accordingly, the Registrant respectfully requests that the Registrant should be permitted to exclude compensation information for the year ended December 31, 2019, since by analogy to Instruction II.C. to Form S-1, such information would not be required at the time of the public filing of its registration statement on Form S-1.

Equity Awards, page 140

9.

We note your disclosure that 828,652 phantom shares are subject to the Phantom Stock Plan. We further note that Messrs. Sekar and Johnson have 70,531 and 70,530 phantom shares, respectively. Please revise to provide additional disclosure regarding the issuance of the additional 687,597 phantom shares. Also, if any of proceeds will be used to satisfy the payments relating to the vested phantom shares held by your officers and directors, please disclose that in the Use of Proceeds section.).

Securities and Exchange Commission	9	December 21, 2020

The Registrant respectfully submits that the disclosure requirements of Item 402(m) through (r) of Regulation S-K, applicable to the Registrant, are limited to disclosure relating to all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers designated under paragraph (m)(2) of Item 402 of Regulation S-K and directors covered by paragraph (r) of Item 402 of Regulation S-K. With respect to any phantom shares not awarded to the named executive officers, the Registrant respectfully refers the Staff to Note 10 Employee Compensation in the notes to the consolidated financial statements of TU TopCo, Inc. included elsewhere in the Registration Statement. With respect to the expected use of proceeds to satisfy payments related to the vested phantom shares held by the Registrant’s executive officers, the Registrant respectfully advises the Staff that it has revised the disclosure under the heading “Summary—The Offering—Use of Proceeds” on page 18 of the Registration Statement and “Use of Proceeds” on page 72 of the Registration Statement. The directors of the Registrant do not hold any phantom shares.

Certain Relationships and Related Person Transactions

Support and Services Agreement, page 150

10.	Please clarify the type of information that you are required to make available to Blackstone pursuant to your Support and Services Agreement.

The Registrant has revised page 153 to include the type of information it is required to make available to Blackstone pursuant to the Support and Services Agreement. In addition, the Support and Services Agreement has been included as Exhibit 10.13 to the Registration Statement.

Description of Capital Stock

Exclusive Forum, page 162

11.

We note that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America. Given that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Securities and Exchange Commission	10	December 21, 2020

The Registrant has revised pages 68 and 165 to add a statement that there is uncertainty as to whether a court would enforce the Registrant’s forum selection provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Financial Statements

Note (2) Summary of Significant Accounting Policies

(j) Revenue Recognition, page F-11

12.

Refer to your disclosure of contracts on pages 16 and 24. We note that you state that you “are not guaranteed payment for services performed under contract”. Please expand your revenue recognition accounting policy to address this provision in your contracts and how it impacts the amount and timing of revenue recognition on the contracts. Please also expand the Risk Factor on page 24 accordingly.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 16, 24 and F-11 of the Registration Statement. We believe the previous disclosure made the unintentional implication that clients are not obligated to render payment for services provided when describing risks related to contract terminations and customer creditworthiness. The Registrant respectfully advises the Staff that our contracts are typically one to three years in length, with automatic renewal provisions. Certain of the Registrant’s contracts may provide for termination at the client’s convenience with advance notice and may or may not include penalties or required payments in the event the termination right is exercised. In accordance with the guidance in Accounting Standards Codification, Topic 606, Revenue with Customers (“ASC 606”), the Registrant analyzes the terms of its contracts at the inception of the arrangement to ascertain that the contract is legally enforceable and collectability is probable when determining the appropriate revenue recognition for such contract under US GAAP.

13.

Please expand your policy disclosure to explain your rationale for recognizing revenue over time as performance obligations are satisfied, i.e. the reason you recognize revenue over time rather than at a point in time when the performance obligation is satisfied.

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-11 to reflect that revenue is recognized over time because the customer simultaneously receives and consumes the benefits provided by the Registrant’s services as it performs.

Securities and Exchange Commission	11	December 21, 2020

Note (10) Employee Compensation, page F-24

14.

Refer to your description of awards under the Phantom Stock Plan on page 142. We note that the Phantom Stock Plan provides for grants of phantom shares which are the right to a cash or stock payment. Regarding the rollover phantom stock awards issued to replace the TaskUs phantom shares not yet paid out or vested, please indicate on pages 140 and F-24 whether they have terms including a right to receive shares of TopCo. If so, please revise your accounting policy for earnings per share on page F-14 to characterize such rollover phantom shares as dilutive and revise the Dilution table on page 75 accordingly. If the terms only provide for cash settlement, please revise the Capitalization table on page 74 to include the cash outlay to settle vested rollover phantom shares and also clarify the disclosure on pages 140, 142 and F-24 accordingly.

In response to the Staff’s comments, the Registrant has revised the disclosures on pages 142, 145, F-24, and F-25 as well as the Capitalization table on page 74, in accordance with the Staff’s comment.

The Registrant respectfully advises the Staff that pursuant to the terms of the Phantom Stock Plan, payments made in settlement of vested phantom shares upon an IPO will be in the form of cash. Therefore, under the offering contemplated within the Registration Statement, the holders of the phantom shares will not be entitled to receive shares of TaskUs as payment.

In the event that a change in control (as defined by the Phantom Stock Plan) were to trigger settlement of vested phantom shares, payment would be in the same form as the consideration paid by the acquirer to the equity holders of the Registrant. Under a change in control, the Registrants’ board of directors (the “Board”) has the discretion to change the form of payment that holders of phantom shares receive to equity of TaskUs, the acquirer, or another entity. Should the Board use their discretion to deliver equity, the equity must be registered under the Securities Act of 1933, as amended (the “Securities Act”) or otherwise be exempt from registration requirements of the Securities Act. Therefore, there is no requirement to provide shares of TaskUs, and the holders of phantom shares would only have a right to receive shares of TaskUs if: 1) a change in control occurs; 2) the Board decides at its discretion to settle the phantom shares in equity of TaskUs; and 3) at the time of settlement, the shares of TaskUs are either registered under or exempt from the registration requirements of the Securities Act.

Securities and Exchange Commission	12	December 21, 2020

The Registrant submits that since payment in the form of TaskUs shares is contingent upon the consummation of a change in control, the shares would meet the definition of contingently issuable and would not be included in the calculation of diluted EPS until the contingency is resolved to be consistent with guidance in ASC 260-10-45-48. Therefore, the Registrant believes it is appropriate not to include the phantom shares in the calculation of diluted EPS and respectfully refers the Staff to the information under the heading “Summary—The Offering—Use of Proceeds” on page 18 of the Registration Statement and “Use of Proceeds” on page 72 of the Registration Statement which states the Registrant’s intent to settle the phantom shares out of the cash proceeds of the offering.

15.

We note on pages F-24 and F-25 that TaskUs recognized a liability for the cash settlement of TaskUs phantom awards. We also note that you believe that the associated expense was not attributable to either the Predecessor or Successor. Tell us the basis for your belief that the related expense is not an expense of the Predecessor since a liability was recorded by the Predecessor and the Successor assumed this liability.

The Registrant respectfully submits that the basis for its conclusion is derived from the implementation guidance in ASC 805-20-55-50 and 55-51 and a 2014 speech by Commission Associate Chief Accountant, Carlton Tartar. The aforementioned implementation guidance in ASC 805 sets forth a general principle that certain costs triggered by the consummation of the business combination should not be recognized until consummation occurs. Additionally, in his 2014 speech, Mr. Tartar stated that: “certain expenses that are incurred contingent upon a change-in-control event are in some cases reflected in neither the predecessor or successor income statement periods, but instead are presented ‘on the line’. When registrants have demonstrated that certain expenses were contingent upon the change-in-control event, the staff has not objected to such presentation, provided that transparent and disaggregated disclosure of the nature and amount of such expenses was made.”

Pursuant to the original terms of the Predecessor’s Phantom Stock Plan, settlement of the phantom share awards was contingent upon either an IPO or change in control, each as defined therein. The acquisition by Blackstone triggered settlement of the phantom shares under the change in control provision and the Predecessor incurred an obligation to pay cash to settle the phantom shares for the pre-combination service provided by employer holders. Such liability was recognized when probable and was assumed by the Successor in the acquisition. However, the vesting and settlement of these awards was contingent upon the successful consummation of the business combination. Therefore, in accordance with the implementation guidance under ASC 805-20-55-50 and 55-51 and Mr. Tartar’s 2014 speech, the Registrant believes that the associated expense should not be recorded in either the predecessor or successor period. Similarly, management notes that the amount and nature of the expense has been disclosed in Note 10 of the Registrant’s audited consolidated financial statements. Thus, the Registrant believes it has complied with the appropriate US GAAP and Commission guidance.

Securities and Exchange Commission	13	December 21, 2020

Note (11) Income Taxes, page F-26

16.	Please expand the disclosure to explain the basis for the State taxes, net of federal benefit of 28% pursuant to ASC 740-10-50-14.

In response to the Staff’s comments, the Registrant has revised the disclosures in Note 11, Income Taxes, on page F-28 to explain the basis for the State taxes, net of federal benefit of 28% pursuant to ASC 740-10-50-14.

Note (14) Subsequent Events, page F-29

17.	Please expand the disclosure to quantify the impact of the CARES Act provisions for NOL carryover and carrybacks and the deferral of employer taxes.

In response to the Staff’s comment, the Registrant has added disclosure in Note 15, Subsequent Events (unaudited), on page F-30 to quantify the impact of the CARES Act provisions for NOL carryover. In addition, the Registrant will also include disclosure in a subsequent filing to include quantification of the deferral of employer taxes through December 31, 2020.

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Registrant has provided the Staff supplementally, under separate cover, a copy of the written communication as defined in Rule 405 under the Securities Act that has been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Registrant or anyone authorized to do so on its behalf. The Registrant undertakes that if any additional written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Registrant or anyone authorized to do so on its behalf, the Registrant will also provide the Staff with a copy of such written communication on a supplemental basis.

*            *             *            *            *

Securities and Exchange Commission	14	December 21, 2020

Please do not hesitate to call Joshua Ford Bonnie at 202-636-5500 (ext. 5804) or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Mathew Derby, Staff Attorney

Robert Littlepage, Accounting Branch Chief

Claire DeLabar, Staff Accountant

TaskUs, Inc.

Bryce Maddock

Jaspar Weir

Jeffrey Chugg

Davis Polk & Wardwell LLP

Byron Rooney

Emily Roberts